FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE	ELD No. 05-13
TSX: ELD AMEX: EGO	September 15, 2005

Eldorado Receives Environmental Positive Certificate for Efemçukuru Gold Project

VANCOUVER, BC – Paul Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce the receipt of the Environmental Positive Certificate (the “Certificate”) for its 100% owned Efemçukuru Gold Project  (“Efemçukuru Project”) located in western Turkey.

The Certificate was granted to the Company’s wholly owned Turkish subsidiary, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited (“Tüprag”) by the Turkish Ministry of the Environment and Forestry. “The acceptance of our Environmental Impact Assessment Report and the subsequent issuance of the Certificate are significant milestones in Tüprag’s permitting process.” commented Paul Wright, President and Chief Executive Officer.  “The timely receipt of the certificate serves to reaffirm the Company’s confidence in the Efemçukuru Project development schedule with construction expected to commence by year end 2006.  The Efemçukuru Project’s development continues to benefit from the continued support of the local community and all levels of government.”

The Efemçukuru Project is based on an epithermal vein structure which extends over 900 meters in strike length within which two ore shoots contribute to the resource presently defined through drilling (Table 1).

Efemçukuru Resource (Table 1)

	Tonnes (x1000)	Au (g/t)	AuOz. (x1000)

Measured	665	15.11	323
Indicated	1,172	13.94	525
Measured & Indicated	1,837	14.36	848
Inferred	552	12.07	214

The vein system to date has not been fully defined at depth with the deepest holes drilled to approximately 250 meters (Long Section and Cross Section).  Future drilling will be directed at both upgrading existing resources and testing for down dip extensions of the identified ore shoots.

A prefeasibility study completed in 1999 and subsequently revised in 2000 (the “Prefeasibility Study”) established the technical and economic viability of the Efemçukuru Project.  As envisaged in the Prefeasibility Study, the Efemçukuru mine will be developed as a trackless underground operation with adit access mining and processing approximately 800 tonnes per day.  Capital costs and investment costs in the Prefeasibility Study were estimated at US$45 million with project cash operating costs of US$149/oz.Au.

With the Certificate awarded, over the next 15 months Tüprag will be engaged in completing the remaining permitting and engineering required to commence construction.  It is anticipated that the design criteria established in the Prefeasibility Study will be adhered to with the exception of the production rate which is anticipated to increase to 1,000 tonnes per day.  The increased throughput will provide for approximately 125,000 oz. of annualized gold production.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements;

and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

EFEMÇUKURU LONG SECTION

South Ore Shoot
Middle Ore Shoot
North Ore Shoot
600m
400m
ELEVATION
Multiple Veins
U 6.63/2.66
M 6.88/2.36
L 13.22/2.26
9.28/6.17
12.43/9.00
8.37/5.18
5.58/8.66
11.73/4.57
12.49/2.60
23.20/6.10
Open at Depth
Open at Depth
• Drill intercepts shown to emphasize down-dip extension
>200 gr-m
>50 gr-m
>12 gr-m (cutoff)
9.28 Au grams/tonne
6.17 DH Intercept Meters

EFEMÇUKURU CROSS SECTION

Middle Ore Shoot
Cross Section
650 M
650 M
550 M
450 M
450 M
350 M
350 M
ELEVATION
6.2m @
20 gr.-Au/t
13.5m @
48 gr.-Au/t
21.4m @
24.2 gr.-Au/t
18m @
23.7 gr.-Au/t
35m @
6.8 gr.-Au/t
6.1m @
23.5 gr.-Au/t
Meters
0
100
Vein
Stockwork veining
Hornfels